UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                   GENSET SA
                                (NAME OF ISSUER)

                       ORDINARY SHARES, NOMINAL VALUE FF17
                         (TITLE OF CLASS OF SECURITIES)

                                    37244T10
                                 (CUSIP Number)

ROBERT LYNCH, ESQ.                                   WITH COPIES TO:
MANAGING DIRECTOR                                    DONALD P. MADDEN, ESQ.
DEUTSCHE BANK                                        WHITE & CASE
NORTH AMERICA HOLDING CORP.                          1155 AVENUE OF THE AMERICAS
31 WEST 52ND STREET                                  NEW YORK, NY 10036
NEW YORK, NY 10019                                   212-819-8800
212-474-8600
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)







                                JANUARY 27, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [[37244T10]]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DEUTSCHE BANK AG
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) /  /
                                                                      (B) /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         /  /
         PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           FEDERAL REPUBLIC OF GERMANY
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                       0
PERSON WITH                         --------------------------------------------
                                     8      SHARED VOTING POWER
                                              476,568
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              650,988
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           650,988
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           /  /
         CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.06%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           HC, BK, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [[37244T10]]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MORGAN GRENFELL ASSET MANAGEMENT LIMITED
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) /  /
                                                                      (B) /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         /  /
         PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND AND WALES
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                       0
PERSON WITH                        ---------------------------------------------
                                     8      SHARED VOTING POWER
                                              473,524
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              647,945
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           647,945
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           /  /
         CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.02%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [[37244T10]]
---------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MORGAN GRENFELL INVESTMENT MANAGEMENT LIMITED
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) /  /
                                                                      (B) /  /
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         /  /
         PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND AND WALES
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                       0
PERSON WITH                        ---------------------------------------------
                                     8      SHARED VOTING POWER
                                              303,691
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              456,529
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           456,529
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           /  /
         CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 2.   IDENTITY AND BACKGROUND

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     MGIM, Morgan Grenfell Investment Services Limited ("MGIS") and Morgan Grenfell International Funds Management Limited ("MGIFM"), together with MGIM and MGIS, the "MGAM Managers"), are wholly-owned subsidiaries of MGAM. Since the filing of Schedule 13D Amendment No. 1 on October 14, 1997, the MGAM Managers and Deutsche Morgan Grenfell (C.I.) Limited ("DMGCI") have purchased and sold Oridinary Shares and ADRs in open market transactions at market prices. Such prices have ranged from a high of 414.9 French Francs to a low of 303.0 French Francs per Ordinary Share and from a high of $23.63 to a low of $17.50 per ADR. The net effect of such purchases and sales has been to reduce the beneficial ownership of such Reporting Person to the levels indicated on the cover pages.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) MGIM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iv) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

          (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the MGAM Managers (other than MGIM for which the applicable information required by Item 2 is provided in Item 2 above) and DMGCI with whom MGAM and DBAG may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as stated above.

          MGIS is a wholly-owned subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a wholly-owned subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          DMGCI is an indirect wholly-owned subsidiary of DBAG. The principal business of DMGCI is as a bank and investment management company. DMGCI is organized under the laws of the Channel Islands and the address of its principal place of business is St. Paul's Gate, New Street, St. Helier, Jersey, Channel Islands.

          During the last five years, neither MGIS, MGIFM nor DMGCI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c) (i) During the past sixty days, DBAG acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers and MGCI. Such purchases are set forth in Schedule B attached hereto.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (iii) During the past sixty days, MGIM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by MGIM. Such purchases are set forth in Schedule B attached hereto.

          (d) All  dividends  received  on  Ordinary  Shares  described  in this
Schedule 13D and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

        Exhibit No.                               Description

            1                Consent of Morgan Grenfell Asset Management Limited
            2                Consent of Morgan Grenfell Investment Management
                             Limited

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998



                                                DEUTSCHE BANK AG



                                                By: /s/ Dr. Dieter Eisele
                                                    ----------------------------
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance



                                                By: /s/ Rondal Eric Powell
                                                    ----------------------------
                                                Name:   Rondal Eric Powell
                                                Title:  Vice President

                                                                      SCHEDULE A


I.   DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                                 Present Principal
        Name and Citizenship                  Business Address               Occupation or Employment
Carl L. von Boehm-Bezing               Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Rolf-E. Breuer                     Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Michael Dobson                         Deutsche Bank AG                 Member of the Board of Managing
United Kingdom                         Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Michael Endres                     Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Tessen von Heydebreck              Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Jurgen Krumnow                     Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Georg Krupp                            Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Ronaldo H. Schmitz                 Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Josef Ackermann                    Deutsche Bank AG                 Member of the Board of Managing
Swiss                                  Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Ulrich Weiss                       Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany


II.  MGAM

          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                                   Present Principal
        Name and Citizenship                    Business Address               Occupation or Employment
David W. Baldt                         Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

Graham D. Bamping                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Herr Johannes Baratta                  Morgan Grenfell Asset               Member of the Board of Managing
Austrian                               Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Henry C. Benson                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Colin M. Brown                         Morgan Grenfell Development         Member of the Board of Managing
British                                Capital Limited                     Directors, Morgan Grenfell Asset
                                       23 Great Winchester Street          Management Limited
                                       London, England
                                       EC2P 2AX

Timothy F. Brown                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Elizabeth B. Bryan                     Morgan Grenfell Asset               Member of the Board of Managing
Australian                             Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael Bullock                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon J. Cooke                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony J. Creighton                   Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

David T. Cumming                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset
                                       London, England                     Management Limited
                                       EC2M 1NB

Richard M. Curling                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles Z. Curtis                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger J. Curtis                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Susanna F. Davies                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael W.R. Dobson                    Deutsche Morgan Grenfell Group Plc  Chairman of the Board of
British                                23 Great Winchester Street          Managing Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2P 2AX                            Management Limited

Patrick W.W. Disney                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ernst L. Drayss                        Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Asset
                                       60325 Frankfurt                     Management GmbH
                                       The Federal Republic of Germany

Neil R. Dunford                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William P. Dwerryhouse                 Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James G. Fox                           Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles James Maximilian Franklin      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Adrian C. Frost                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James C.W. Goulding                    Morgan Grenfell Investment          Member of the Board
British                                Management (Asia) Ltd               of Managing
                                       20 Raffles Place                    Directors, Morgan
                                       #25-08 Ocean Towers                 Grenfell Asset
                                       Singapore 0104                      Management Limited

Martin A. Hall                         Morgan Grenfell Capital             Member of the Board of Managing
British                                Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

Gerald V. Hough                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Julian R. Johnston                     Morgan Grenfell Asset               Member of the Board of Managing
American/French                        Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ian D. Kelson                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Peter Lees                             Morgan Grenfell Asset               Member of the Board
British                                Management Limited                  of Managing
                                       20 Finsbury Circus                  Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2M 1NB                            Management Limited

Jeremy G. Lodwick                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

The Honourable Charles Martyn-         Morgan Grenfell Asset               Member of the Board
Hemphill                               Management Limited                  of Managing Directors, Morgan
British                                20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

P. McNaughton                          Morgan Grenfell Asset               Member of the Board
Irish                                  Management (Ireland)                of Managing Directors, Morgan
                                       Limited                             Grenfell Asset Management Limited
                                       Georges Dock House
                                       International Financial Centre
                                       1 Dublin
                                       Ireland

William G. Michie                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Herbert K. Michel                      Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Gesellschaft
                                       60325 Frankfurt                     fur
                                       The Federal Republic of Germany     Fondsverwaltung mbH

James E. Minnick                       Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       885 Third Avenue                    Management Limited
                                       32nd Floor
                                       New York, NY  10022-4802 USA

Stuart W. Mitchell                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger P. Morris                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Norman L. Murray                       Morgan Grenfell Asset Management    Member of the Board
British                                Limited                             of Managing Directors, Morgan
                                       20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

Christopher M. Phillips                Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset Management
                                       London, England                     Limited
                                       EC2M 1NB

James A.J. Pulsford                    Deutsche Morgan Grenfell            Member of the Board of Managing
British                                Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107

Diane Seymour-Williams                 Morgan Grenfell Asset Management    Member of the Board of Managing
British                                Limited                             Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Robert H. Smith                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William G.M. Thomas                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Patrick N.C. Walker                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony Wilkinson                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Hitoshi Yamamoto                       Deutsche Morgan Grenfell            Member of the Board of Managing
Japanese                               Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107

III.  MGIM

          Each person named below is a director or executive officer of MGIM, whose principal business is described above in Item 2.

                                                                          Present Principal Occupation or
      Name and Citizenship                   Business Address                        Employment
Stephen W. Barrow                 Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England EC2M 1NB

Paul C. Berriman                  Morgan Grenfell Investment Management   Member of the Board of Managing
British                           Limited                                 Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Mark A. Burgess                   Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

William J. Chard                  Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Shaun A. Coleman                  Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Alastair N. Cuming                Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Charles J.C. Ekins                Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Nicholas P. Evans                 Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Steven J. Evans                   Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Peter N.S. Hanbury                Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Cristina Francesca                Morgan Grenfell Investment              Member of the Board of Managing
Klein-Gruebler                    Management Limited                      Directors, Morgan Grenfell
Swiss                             20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Oliver R.C. Larminie              Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Alistair D. Morrison              Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

John A. Murphy                    Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Simon D. Peck                     Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Nigel L. Ridge                    Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Karl S. Sternberg                 Morgan Grenfell Investment              Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Investment Management Limited
                                  London
                                  England
                                  EC2M 1NB

Davina Walter                     Morgan Grenfell Asset                   Member of the Board of Managing
British                           Management Limited                      Directors, Morgan Grenfell
                                  20 Finsbury Circus                      Asset Management Limited
                                  London
                                  England
                                  EC2M 1NB

The  following  members of the Board of Managing  Directors  of Morgan  Grenfell
Investment Management Limited are also members of the Board of Managing Directors of Morgan Grenfell Asset Management Limited and their citizenships, business addresses and present principal occupations or employments are set forth in Part II of this Schedule A.

Neil R. Dunford
Anthony J. Creighton
Richard M. Curling
Charles Z. Curtis
Roger J. Curtis
Susanna F. Davies
William P. Dwerryhouse
Charles J.M. Franklin
Adrian C. Frost
James C.W. Goulding
Gerald V. Hough
Peter R. Lees
The Hon. Charles A. Martyn-Hemphill
William G.G. Michie
Stuart W. Mitchell
Roger P. Morris
Christopher M. Phillips
Anthony Wilkinson
Hitoshi Yamamoto

                                                                      SCHEDULE B




          Following are the transactions in ADRs effected by the DBAG and the MGAM Managers set forth in the past 60 days:

TRANSACTION HISTORY FOR GENSET ADS BETWEEN 11/28/97 AND 01/28/98

OPERATING           SECURITY          TRANSACTION                 TRADE             QUANTITY          TRANS
COMPANY               NAME              TYPE                      DATE              (UNITS)           PRICE IN US$
MGIS                GENSET            Sell Long                    12/1/97               704               22
MGIM                GENSET            Sell Long                    12/1/97              5000               22
MGIM                GENSET            Buy                          12/3/97               200            22.56
MGIM                GENSET            Buy                          12/3/97               580            22.56
MGIM                GENSET            Buy                          12/3/97              3600            22.56
MGIM                GENSET            Buy                          12/3/97              1050            22.56
MGIM                GENSET            Buy                          12/3/97              2620            22.56
MGIM                GENSET            Buy                          12/3/97               800            22.56
MGIM                GENSET            Buy                          12/3/97               690            22.56
MGIM                GENSET            Buy                          12/3/97              2240            22.56
MGIFM               GENSET            Buy                         12/10/97             54248            23.03
MGIM                GENSET            Sell Long                   12/15/97              3040            21.85
MGIM                GENSET            Buy                         12/18/97               670               22
MGIM                GENSET            Buy                         12/23/97              1420            20.63
MGIS                GENSET            Sell Long                     1/7/98              1080             19.5
MGIFM               GENSET            Buy                          1/12/98             20000               22
MGIFM               GENSET            Buy                          1/13/98             22430            21.13
MGIM                GENSET            Sell Long                    1/16/98              2710             20.5
MGIM                GENSET            Sell Long                    1/20/98             25000            21.25
MGIM                GENSET            Sell Long                    1/21/98             25000             21.5
MGIM                GENSET            Sell Long                    1/21/98            100000             21.5
MGIM                GENSET            Sell Long                    1/22/98             18000            21.75
MGIM                GENSET            Sell Long                    1/26/98             25000               21
MGIM                GENSET            Sell Long                    1/27/98             50000            21.13

                                  EXHIBIT INDEX



Exhibit No.                                     Description

    1                               Consent of Morgan Grenfell Asset Management
                                    Limited

    2                               Consent of Morgan Grenfell Investment
                                    Management Limited

                                                                       EXHIBIT 1


               Consent of Morgan Grenfell Asset Management Limited


          The undersigned agrees that the Schedule 13D executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Morgan Grenfell Asset Management Limited and Morgan Grenfell Investment Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 6, 1998

                                           MORGAN GRENFELL ASSET MANAGEMENT
                                             LIMITED

                                           By: /s/ Andrew Hume
                                               ---------------------------------
                                           Name:   Andrew Hume
                                           Title:  Senior Associate Director

            Consent of Morgan Grenfell Investment Management Limited


          The undersigned agrees that the Schedule 13D executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Morgan Grenfell Asset Management Limited and Morgan Grenfell Investment Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  February 6, 1998

                                           MORGAN GRENFELL INVESTMENT
                                             MANAGEMENT LIMITED

                                           By: /s/ Andrew Hume
                                               ---------------------------------
                                           Name:   Andrew Hume
                                           Title:  Senior Associate Director